October 19, 2018

Richard Russell
Chief Financial Officer
LM Funding America, Inc.
302 Knights Run Avenue, Suite 1000
Tampa, FL 33602

       Re: LM Funding America, Inc.
           Amendment Nos. 2 and 3 to Registration Statement on Form S-1 Filed October 17, 2018
           File No. 333-227203

Dear Mr. Russell:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 1, 2018 letter.

Amendment Nos. 2 and 3 to Registration Statement on Form S-1

Risk Factors, page 6

1. Please add risk factor disclosure regarding the exclusive forum provision included in
       Section 5(e) of each of the common warrants and the pre-funded warrants. Option to Purchase Additional Securities, page 28

2. We note that the overallotment option is for shares of common stock "and/or" warrants.
       Please reconcile this with the terms of the underwriting agreement, which suggest that the overallotment option is for "Option Units" or "Option Pre-funded Units." If you intend
 Richard Russell
LM Funding America, Inc.
October 19, 2018
Page 2
         for the overallotment option to be exercisable for common stock and/or warrants, please revise to describe the circumstances in which the underwriter might elect to exercise it only for common stock or warrants, and how it would source the other security necessary to create a Unit. Please also address the fact that the company would not receive proceeds to the extent that a component of the Units were sourced other than through the company, such as on the open market.
Exhibits

3. We note that the Warrants are governed by New York law. Please have counsel revise its opinion to include an opinion as to New York law with respect to the Warrants.
General

4. Please revise the fee table to include the offering price for the warrant exercise in the maximum aggregate offering price and recalculate the registration fee. Note that Rule
         457(i) requires that when a convertible security and the security into which it may be converted are offered at the same time, if additional consideration is to be received in connection with the conversion, then such consideration shall be added to the proposed offering price upon which the fee is based. Please also revise your prospectus to disclose the exercise price for the warrants.
       You may contact David Lin, Staff Attorney, at (202) 551-3552 or Pamela Long, Assistant
Director, at (202) 551-3765 with any questions.



FirstName LastNameRichard Russell                             Sincerely,
Comapany NameLM Funding America, Inc.
                                                              Division of
Corporation Finance
October 19, 2018 Page 2                                       Office of
Financial Services
FirstName LastName